

Mail Stop 3561

June 29, 2017

Via E-mail
Mr. Anurup Pruthi
Chief Financial Officer
The Children's Place, Inc.
500 Plaza Drive
Secaucus, New Jersey 07094

> **Re: The Children's Place, Inc.**
> **Form 10-K for the Fiscal Year Ended January 28, 2017**
> **Filed March 23, 2017**
> **File No. 000-23071**

Dear Mr. Pruthi:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended January 28, 2017

Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of operations, page 34

1. We note that you include e-commerce sales in your determination of comparable retail sales and that you attribute increases to your revenues for both the year ended January 28, 2017 and the thirteen weeks ended April 29, 2017 to the growth in this metric. To the extent that e-commerce sales have a measurable effect on your comparable retail sales, please quantify your e-commerce sales or provide transparent disclosure regarding the impacts that e-commerce sales had on your comparable retail sales metric.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Raj Rajan at 202-551-3388 or me at 202-551-3650 with any questions.

Sincerely,

/s/Craig Arakawa

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining